EXHIBT 11(a)(11)

                             FOR IMMEDIATE RELEASE

             J. W. CHILDS AND AMERICAN SAFETY RAZOR COMPANY EXTEND
               TENDER OFFERS THROUGH APRIL 23 AND APRIL 26,1999
                       AND INCREASE EQUITY TENDER PRICE

          Verona, Virginia (April 9, l999) -- J.W. Childs Equity Partners II, L.P. today announced that RSA Acquisition Corp. has increased the purchase price for shares of American Safety Razor Company (Nasdaq:RAZR) common stock tendered by the holders thereof in response to RSA Acquisition Corp.'s tender offer for the common stock from $14.125 to $14.20 per share and has extended the period during which its tender offer for shares of American Safety Razor Company common stock will remain open to 2:00 p.m., New York City time, on Friday, April 23, 1999. The price increase and extension were made pursuant to an amendment to the Agreement and Plan of Merger, dated as of February 12, 1999, between the Company, RSA Holdings Corp. of Delaware and RSA Acquisition Corp. entered into on April 8, 1999 by the parties.

          In connection with the extension of the equity tender offer, American Safety Razor announced that it has extended the period during which its offer to purchase all of its outstanding 9 7/8% Series B Senior Notes due 2005 will remain open to 2:00 p.m., New York City time, on Monday, April 26, 1999.

          As of the close of business on April 6, 1999, approximately 11.2 million shares of American Safety Razor Company common stock had been validly tendered in connection with the equity tender offer and approximately $6.7 million of Notes had been validly tendered in connection with the debt tender offer.

          American Safety Razor Company is the leading manufacturer of private-brand and value-priced shaving blades and razors in the United States. The Company's shaving blade and razor products are sold under retailers' private-brand names as well as American Safety Razor's own brands:
Personnal, GEMS,
Flicker (Registered Trademark), LegMate (Registered Trademark), Bump Fighter (Registered Trademark), Treet (Registered Trademark), GEM Blue Star (Registered Trademark), Pal (Registered Trademark), MBC (Trademark), and Burma Shave (Trademark). The Company also manufactures cotton swabs, cotton balls and puffs, and foot care items which are sold under retailers' private-brand names as well as its own value-priced brands, Megas (Registered Trademark), ACCO (Registered Trademark), and Crystal (Registered Trademark). The Company is also a leading manufacturer of premium and value-priced blades and bladed hand tools, sold primarily under the Persona (Registered Trademark), American Line (Trademark), and Ardell (Trademark) brand names, as well as bar soaps for the cosmetic/skin care, pharmaceutical, and department
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store markets. In addition to its consumer products, American Safety Razor manufactures and markets industrial and specialty and medical blades.














































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